

UNITED STATES
'IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42352


RECEIVED
MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KING FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1405 RT. 18
(No. and Street)

OLD BRIDGE, NEW JERSEY 08857
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIANA CUCCINIELLO (732) 679-6779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD A. EISNER & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

575 MADISON AVE., NEW YORK, N.Y. 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DIANA CUCCINIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KING FINANCIAL SERVICES, INC., as of FEBRUARY 27, 2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 6, 2006

Signature

CHIEF FINANCIAL OFFICER

Title

Geraldine Sergi 2/27/02

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KING FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

KING FINANCIAL SERVICES, INC.

Contents

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
King Financial Services, Inc.
Old Bridge, New Jersey

We have audited the accompanying statement of financial condition of King Financial Services, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of King Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner + Company LLP

New York, New York
February 15, 2002

KING FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 2,770,906
Cash segregated under federal regulations	38,331,000
Deposits with clearing organizations	10,011,669
Receivable from brokers and dealers	1,461,147
Due from customers	7,364,528
Receivables from stockholders	1,484,590
Securities owned, at market value	22,130
Property and equipment, net	2,344,518
Other assets	205,433
	$ 63,995,921
LIABILITIES	
Payable to brokers and dealers and clearing organizations	$ 4,588,088
Payable to affiliated broker-dealer	7,829,964
Payable to customers	31,461,358
Accounts payable, accrued expenses and other liabilities	3,979,572
	47,858,982
Commitments and contingencies (Note G)	
Subordinated notes payable - stockholders	15,090,000
STOCKHOLDERS' EQUITY	
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding	500
Additional paid-in capital	41,350
Retained earnings	1,005,089
	1,046,939
	$ 63,995,921

See notes to financial statements

KING FINANCIAL SERVICES, INC.

Statement of Income
Year Ended December 31, 2001

Revenues:	
Clearing income (net of interest of $2,311,792)	**$ 13,778,061**
Interest and dividend income	**4,229,933**
Other income	**65,741**
	18,073,735
Expenses:	
Cost of services	**1,453,307**
Employee compensation and benefits	**1,209,087**
Communications and data service	**13,139,133**
Interest expense	**1,249,619**
Other expenses	**669,650**
	17,720,796
Income before provision for income taxes	**352,939**
Provision for income taxes	**51,000**
Net income	**$ 301,939**

See notes to financial statements

KING FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Treasury		
	Shares	Amount	Capital	Stock	Earnings	Total
Balance - January 1, 2001	100	$ 500	$ 31,350		$ 703,150	$ 735,000
Repurchase of 5 common shares				$ (5,000)		(5,000)
Sale of 5 treasury shares			10,000	5,000		15,000
Net income					301,939	301,939
Balance - December 31, 2001	100	$ 500	$ 41,350	$ 0	$1,005,089	$ 1,046,939

KING FINANCIAL SERVICES, INC.

Statement of Changes in Subordinated Liabilities
Year Ended December 31, 2001

Subordinated liabilities - January 1, 2001	**$ 9,090,000**
Issuance of subordinated notes	**6,500,000**
Repayment of subordinated note	**(500,000)**
Subordinated liabilities - December 31, 2001	**$15,090,000**

See notes to financial statements

KING FINANCIAL SERVICES, INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 301,939
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	31,393
Changes in:	
Cash segregated under federal regulations	75,658,794
Deposits with clearing organizations	927,560
Receivable from customers	12,497,792
Receivable from stockholder	(1,484,590)
Receivable from brokers - dealers and clearing organizations	(1,439,923)
Securities owned	53,893
Other assets	(82,058)
Payable to brokers - dealers and clearing organizations	4,588,088
Payable to affiliated broker-dealer	(4,872,164)
Payable to customers	(83,263,938)
Accounts payable, accrued expenses and other liabilities	(5,225,890)
Net cash used in operating activities	(2,309,104)
Cash flows from investing activities	
Acquisition of property and equipment	(2,097,046)
Cash flows from financing activities:	
Receipt of subordinated stockholder loans	6,500,000
Repayment of subordinated stockholder loans	(500,000)
Payment of note payable to stockholder	(1,000,000)
Proceeds from sale of common shares	15,000
Purchase of common shares	(5,000)
Net cash provided by financing activities	5,010,000
Net increase in cash and cash equivalents	603,850
Cash and cash equivalents - January 1, 2001*	2,167,056
Cash and cash equivalents - December 31, 2001	$ 2,770,906
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 1,023,619
Income taxes	$ 402,413
Noncash items:	
Property and equipment purchased but not yet paid	$ 233,333

*Excludes $113,989,794 of segregated cash

See notes to financial statements

KING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

King Financial Services, Inc. (the "Company") is a broker/dealer that provides clearing services to an affiliated broker-dealer related through common ownership. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD").

[2] Revenue recognition:

Revenue from the clearing of security transactions is recorded on a settlement date basis.

[3] Cash equivalents:

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

[4] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $32,305,000 and $6,026,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers and an introducing affiliated broker-dealer, respectively, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computer software	$ 1,383,529
Computer equipment	759,594
Furniture and fixtures	38,423
Office equipment	66,023
Leasehold improvements	138,401
	2,385,970
Less accumulated depreciation and amortization	(41,452)
	$ 2,344,518

KING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2001

NOTE D - SUBORDINATED NOTES PAYABLE - STOCKHOLDERS

Subordinated notes payable to stockholders consist of the following:

Due Date	Interest Rate	Amount
March 2002	6%	$ 150,000
September 2002	6%	190,000
May 2003	6%	8,000,000
August 2003	6%	110,000
April 2004	6%	2,000,000
April 2004	6%	2,000,000
April 2004	6%	2,000,000
April 2004	6%	500,000
May 2005	5%	140,000
		$ 15,090,000

Effective October 1, 2001, interest rates on the notes were reduced from rates varying from 6.5% to 14% to 6%

These loans qualify as additional capital under the Securities and Exchange Commission Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. Interest expense of $1,195,760 was incurred on these notes during 2001 of which $226,000 is included in accrued expenses at December 31, 2001.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

All the Company's clearing income was earned from an affiliated broker-dealer, related through common ownership.

At December 31, 2001, amounts due from stockholders result from trading activity.

At December 31, 2001 amounts due from customers include approximately $5,900,000 from an entity controlled by certain stockholders.

During the year ended December 31, 2001, a stockholder acted as legal counsel to the Company and received $12,000 in fees.

NOTE F - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(K) savings plan, which allows substantially all of its full-time employees to defer up to 15% of their salary, subject to the Internal Revenue Service limits. Under the plan, the Company may elect to make a matching contribution as well as an annual discretionary contribution. The Company made no contributions during 2001.

KING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2001

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company entered into noncancellable operating leases for office and other space at three locations, expiring through August 31, 2006. The minimum annual rental commitments under this lease is as follows:

Year Ending December 31,	
2002	$ 138,000
2003	145,000
2004	137,000
2005	113,000
2006	47,000
	$ 580,000

Minimum rentals are exclusive adjustments for real estate taxes, electricity and other costs. Rent expense for the year ended December 31, 2001 amounted to $84,738.

[2] Contingencies:

The Company is party to an arbitration hearing in which Fiero Brothers, Inc., a former correspondent firm of the Company alleges that from March 1996 to July 1996, the Company and the other named respondents improperly withdrew $600,000 from the clearing account of Fiero Brothers, Inc., and have refused to give the money back. Fiero Brothers, Inc. is seeking compensatory damages of $600,000 pre-judgment and post-judgment interest, punitive damages of an unspecified amount, and costs. The Company filed an answer denying the charges and intends to vigorously defend the matter. The outcome of the matter is not presently determinable.

The Company has provided to the Securities and Exchange Commission information in connection with its investigation entitled In the Matter of Datek Securities Corporation. Management does not believe that this matter will have any impact on the Company.

NOTE H - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event, counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule Promulgated by the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $13,500,000 which exceeds the Company's required minimum net capital of approximately $1,500,000. The Company's net capital ratio was .63 to 1.

KING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2001

NOTE J - INCOME TAXES

The income tax provision consists of the following:

Current:	
Federal	$ 128,000
State	13,000
	141,000
Deferred	(90,000)
	$ 51,000

The income tax provision is net of reversal of prior year overaccruals of $104,000.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial statement amounts and income tax bases in assets and liabilities. Included in other assets at December 31, 2001 are deferred tax asset of $90,000 relating to accrued expenses not currently deductible.

SUPPLEMENTARY INFORMATION

KING FINANCIAL SERVICES, INC.

Schedule I - Schedule of Computation of Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2001

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ 31,796,171	
Monies payable against customers' securities loaned	2,151,989	
Other credits	33,452	
Total credits	33,981,612	
Debit balances in customers' accounts excluding unsecured accounts		$ 7,290,028
Securities borrowed and customers' securities failed to deliver		859,526
Total	33,981,612	8,149,554
Excess credits over debits	$ 25,832,058	
Balance in reserve account as of December 31, 2001	$ 32,305,000	
Balance in reserve account as of January 2, 2002	$ 27,001,685	

No material difference exists between this computation and the corresponding computation included in the Company's unaudited FOCUS Report Part II filing as of December 31, 2001.

KING FINANCIAL SERVICES, INC.

Schedule II - Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Net capital:	
Total stockholder's equity	$ 1,046,939
Add subordinated liabilities allowable for net capital	15,090,000
Total capital and subordinated liabilities qualified for net capital	16,136,939
Deductions and/or charges:	
Property and equipment, net	2,344,518
Other assets	205,433
	2,549,951
Net capital before haircuts	13,586,988
Haircuts on securities	86,883
Net capital	$ 13,500,105
Aggregate indebtedness:	
Total liabilities	$ 47,858,982
Less:	
Adjustments for deposits in special reserve accounts	25,832,063
Aggregate indebtedness	$ 22,026,919
Minimum capital required	$ 1,468,461
Excess net capital over minimum required	$ 12,031,644
Ratio of aggregate indebtedness to net capital	.63 to 1

No material differences exist between this computation and corresponding computation included in the Company's unaudited FOCUS Report Part II filing as of December 31, 2001.

See notes to financial statements

KING FINANCIAL SERVICES, INC.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)

   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3

   None

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
King Financial Services, Inc.
Old Bridge, New Jersey

In planning and performing our audit of the financial statements of King Financial Services, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company LLP

New York, New York
February 15, 2002